Exhibit 99.1

First Quarter Interim Statement

January – March 2019

2	Group Interim Statement

Contents

MorphoSys Group:

First Quarter Interim Statement January – March 2019

3	SUMMARY

6	GROUP INTERIM STATEMENT
6	OPERATING BUSINESS PERFORMANCE
10	HUMAN RESOURCES
10	KEY FINANCIAL FIGURES
14	SUBSEQUENT EVENTS
15	FINANCIAL GUIDANCE

15	INTERIM CONSOLIDATED FINANCIAL STATEMENTS
16	CONSOLIDATED STATEMENT OF PROFIT OR LOSS (IFRS) FOR THE FIRST THREE MONTHS OF 2019 AND 2018 (UNAUDITED)
17	CONSOLIDATED BALANCE SHEET (IFRS) AS OF MARCH 31, 2019 (UNAUDITED) AND DECEMBER 31, 2018 (AUDITED)
19	CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (IFRS) AS OF MARCH 31, 2019 AND 2018 (UNAUDITED)
21	CONSOLIDATED STATEMENT OF CASH FLOWS (IFRS) FOR THE FIRST THREE MONTHS OF 2019 AND 2018 (UNAUDITED)

Group Interim Statement	3

Summary of the First Quarter of 2019

FINANCIAL	RESULTS FOR THE FIRST THREE MONTHS OF 2019
•	Group revenue in the first quarter of 2019 totaled € 13.5 million (Q1/2018: € 2.8 million), and EBIT amounted to € -23.6 million (Q1/2018: € -19.0 million).
•	The Group’s liquidity position on March 31, 2019 was € 431.2 million (December 31, 2018: € 454.7 million).
•

The financial guidance for 2019 has been confirmed for revenue in the range of € 43 million to € 50 million, EBIT in the range of € -127 million to € -137 million and R&D expenses for proprietary programs and technology development in the amount of € 95 million to € 105 million.

OPERATING HIGHLIGHTS FOR THE FIRST QUARTER OF 2019

PROPRIETARY DEVELOPMENT

•

On January 26, 2019, MorphoSys announced that in its lawsuit against Janssen Biotech and Genmab A/S, the United States (U.S.) District Court of Delaware, ruled in a Court Order on January 25, 2019, that the asserted claims of three MorphoSys patents with U.S. Patent Numbers 8,263,746, 9,200,061 and 9,758,590 are invalid. The Court thus granted a motion for Summary Judgement of invalidity filed by Janssen Biotech and Genmab, A/S against the three patents held by MorphoSys. As a result, the jury trial originally scheduled for February 2019 to consider defendants’ alleged infringement and the validity of the MorphoSys patents did not take place.

•

On January 31, 2019, MorphoSys disclosed that in its lawsuit against Janssen Biotech and Genmab A/S, the parties settled the dispute. As a result of this, the parties to the dispute agreed to drop the mutual claims related to this litigation. MorphoSys dismissed its claims and did not appeal from the previously-announced court order dated January 25, 2019. Janssen and Genmab dismissed their counterclaims.

•

On March 7, 2019, MorphoSys announced that it had amended the B-MIND study in agreement with the FDA by introducing a biomarker-based co-primary endpoint to the original trial protocol. Discussions with the FDA regarding future assay validation procedures are currently being planned. A pre-planned, event-driven interim analysis of B-MIND is expected to take place in the second half of 2019 and could require an increase in the number of patients from 330 to 450. In this case, the event-driven primary analysis would be expected to occur in the first half of 2021.

•

On March 19, 2019, MorphoSys disclosed that its partner I-Mab Biopharma had announced that the first patient was dosed with MOR202/TJ202 in a phase 2 clinical trial in Taiwan In this study, MOR202 is being evaluated in patients with relapsed or refractory multiple myeloma. The dosing of the first patient triggered a milestone payment of USD 5 million to MorphoSys.

PARTNERED DISCOVERY

•	In mid-January 2019, our partner Janssen announced that it had initiated a so-called “proof-of-concept” phase 2a study with Tremfya® (guselkumab) in

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4	Group Interim Statement

patients with moderately to severely active ulcerative colitis, a chronic inflammatory bowel disease. The randomized, double-blind trial will evaluate the efficacy and safety of guselkumab in combination with golimumab versus guselkumab or golimumab monotherapy in approximately 210 patients with moderately to severely active ulcerative colitis.

•

At the end of February 2019, our partner, Janssen, announced that it had received US approval from the FDA for Tremfya® One-Press for adult patients with moderate-to-severe psoriasis (plaque psoriasis). Tremfya® One-Press is a device that allows patients to subcutaneously self-administer the drug to provide psoriasis patients with greater convenience in the treatment of their chronic illness.

CORPORATE DEVELOPMENTS

•

On February 5, 2019, MorphoSys announced the appointment of David Trexler as President and Member of the Board of Directors of MorphoSys US Inc., effective February 6, 2019. Mr. Trexler will oversee the continued development of MorphoSys’s U.S. subsidiary, with a focus on building commercial capabilities.

•

On February 19, 2019, Simon Moroney, Chief Executive Officer and co-founder of MorphoSys AG, informed the Company’s Supervisory Board that he had decided not to renew his contract as a member of the MorphoSys AG Management Board. As a result of his decision, Dr. Moroney will step down as CEO on expiry of his current contract on June 30, 2020, or when a successor is appointed, whichever comes sooner.

•	At the end of the first quarter of 2019, MorphoSys’s pipeline comprised a total of 119 drug candidates, 29 of which are in clinical development.

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Group Interim Statement	5

MORPHOSYS PRODUCT PIPELINE AS OF MARCH, 31, 2019

Most Advanced Development Stage

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6	Group Interim Statement

Group Interim Statement:

January 1 – March 31, 2019

Operating Business Performance

PROPRIETARY DEVELOPMENT

MorphoSys’s proprietary development activities are currently focused on five clinical candidates:

•	the hemato-oncological program MOR208, for which MorphoSys holds exclusive worldwide commercial rights;
•

the hemato-oncological and potential auto-immune program MOR202, for which MorphoSys concluded a regional licensing agreement with I-Mab in November 2017 for development in China, Hong Kong, Taiwan and Macao;

•	the lanthipeptide MOR107 developed by MorphoSys’s Dutch subsidiary Lanthio Pharma;
•

the antibody MOR106 for treating inflammatory diseases, for which MorphoSys and Galapagos signed an exclusive license agreement with Novartis in July 2018. MorphoSys and Galapagos are continuing to support the current clinical development, but all costs will be fully borne by Novartis ; and

•	MOR103/GSK3196165, which is fully out-licensed to GlaxoSmithKline (GSK) and is currently being clinically tested by GSK for the treatment of rheumatoid arthritis.

MOR208 is an investigational antibody with a modified Fc-part in clinical development for the treatment of malignant B-cell diseases. MOR208 is directed against CD19, a molecule that can be found on the surface of blood cancer cells. MorphoSys is currently investigating MOR208 in three clinical studies in combination with other cancer drugs in the indications DLBCL and CLL/SLL. In addition to the three ongoing studies, MorphoSys is currently evaluating an extension and addition to the MOR208 clinical development program in other indications and plans to initiate a phase 1b study with MOR208 as a first-line treatment in DLBCL in the second half of 2019.

The main focus of the current MOR208 development program is relapsed or refractory diffuse large B cell lymphoma (r/r DLBCL). Two of the three ongoing studies with MOR208, namely the L-MIND and B-MIND trials, are being conducted in this indication. Both trials are focusing on r/r DLBCL patients who are not eligible for high-dose chemotherapy (HDCT) and subsequent autologous stem cell transplantation (ASCT). The available therapy options for this group of patients are currently very limited, which is why the Company sees a high unmet medical need for new treatment alternatives.

The phase 2 L-MIND study (Lenalidomide-MOR208 IN DLBCL) is designed as an open-label, single-arm study with the primary endpoint being the overall

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Group Interim Statement	7

response rate (ORR) and multiple secondary endpoints, including progression-free survival (PFS), overall survival (OS) and time to progression (TTP). The recruitment of a total of 81 patients was completed in November 2017, and the subsequent treatment and observation of patients within the study were continued in the reporting quarter. The Company expects to present the study’s topline results at a medical conference in mid-2019. In October 2017, the U.S. Food and Drug Administration (FDA) granted breakthrough therapy designation (BTD) for the drug combination MOR208 and lenalidomide based on interim data from the L-MIND study. Based on the BTD, MorphoSys strives to receive market approval for MOR208 in the United States as soon as possible. During the quarter, the Company continued its interactions with the FDA to evaluate possible paths to market for MOR208. MorphoSys intends to submit a regulatory filing to the FDA based on the L-MIND study, which is expected to be completed by the end of this year. At the same time, discussions were initiated with National European Regulatory Authorities in the first quarter of 2019 to explore the possibility of using the L-MIND study as a basis for a potential regulatory approval in Europe.

The phase 2/3 study named B-MIND (Bendamustine – MOR208 IN DLBCL) is designed to evaluate the safety and efficacy of MOR208 combined with the chemotherapeutic agent bendamustine in comparison to the cancer drug rituximab plus bendamustine. It is intended to enroll patients worldwide suffering from r/r DLBCL. The study is currently in the phase 3 part. The recruitment and treatment of patients continued in the reporting quarter according to plan. Additionally, MorphoSys implemented an amendment of the B-MIND study in agreement with the FDA in the first quarter of 2019. The scientific rationale for the amendment is based on published literature as well as MorphoSys’s own pre-clinical data, which indicate that MOR208 may be particularly active in DLBCL patients who can be characterized by the presence of a certain biomarker. The amended B-MIND trial may serve as a confirmatory study, should this be required in case conditional approval of MOR208 is granted based on the L-MIND study. Discussions with the FDA regarding the biomarker assay are planned and are expected to take place in the middle of this year. The pre-planned, event-driven interim analysis of B-MIND remains projected to take place in the second half of 2019. Depending on the outcome of the interim analysis, an increase from 330 to 450 patients may be required, in which case the event-driven primary analysis of the study would be expected in the first half of 2021.

In addition to the two combination trials in DLBCL, MorphoSys is evaluating MOR208 in a phase 2 combination trial in chronic lymphocytic leukemia (CLL) and small lymphocytic lymphoma (SLL), which was initiated in December 2016. The trial, named COSMOS (CLL patients assessed for ORR & Safety in the MOR208 Study), is specifically designed to evaluate the safety of MOR208 in combination with the cancer drugs idelalisib (cohort A) and venetoclax (cohort B). The study enrolls patients who have discontinued treatment with a Bruton’s tyrosine kinase (BTK) inhibitor, such as ibrutinib. Interim results from both

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8	Group Interim Statement

cohorts were presented at medical conferences in 2018. The plan is to continue the study in 2019 and present data at relevant medical conferences.

MOR202 is directed against CD38, an antigen that is uniformly high expressed on the surface of plasma cells. MorphoSys is currently conducting a phase 1/2a study in multiple myeloma (MM). In 2018, the Company announced that it will not continue the development of MOR202 for the treatment of MM following the completion of its current ongoing trial. This announcement was in line with the Company’s previous announcements that MOR202 will not be developed further for the treatment of MM by MorphoSys without a suitable partner. Irrespective of this, MorphoSys will evaluate the potential for the development of MOR202 in other non-cancer indications, including certain autoimmune diseases and plans to start a clinical trial in an autoimmune setting in Q3 2019.

In November 2017, MorphoSys and I-Mab Biopharma signed a regional license agreement for MOR202 in China, Hong Kong, Taiwan and Macao. MorphoSys will continue to support its partner I-Mab as planned with the further development of MOR202 for the Chinese market. In March 2019, I-Mab reported that the first patient had been treated with MOR202 in a phase 2 clinical trial in Taiwan. In this trial, MOR202 is being studied in patients with relapsed or refractory multiple myeloma. The dosing of the first patient triggered a milestone payment of USD 5 million to MorphoSys.

MOR107 is a lanthipeptide based on the proprietary technology platform of the Company’s Dutch subsidiary, Lanthio Pharma B.V., and the first lanthipeptide in MorphoSys’s clinical pipeline. After completing a phase 1 clinical study in healthy volunteers, MorphoSys is conducting a further pre-clinical investigation of MOR107 in cancer indications.

MOR106 is a fully human antibody based on MorphoSys’s Ylanthia platform, and the first publicly disclosed antibody directed against IL-17C in clinical development worldwide. MOR106 was jointly discovered by MorphoSys and Galapagos. MorphoSys and Galapagos NV signed an agreement with Novartis Pharma AG on July 19, 2018 to further develop and commercialize MOR106. Novartis gained exclusive, worldwide rights to market any products resulting from the agreement. With the signing of the agreement, all future research, development, manufacturing and commercialization costs for MOR106 will be borne by Novartis. The drug is being investigated in a phase 2 study, named IGUANA, which started in May 2018, in patients with moderate to severe atopic dermatitis. A phase 1 bridging study with a subcutaneous administration of MOR106 was initiated in September 2018. In the first part of the study, MOR106 is administered subcutaneously or intravenously to healthy volunteers. In the second part of the study, patients with moderate to severe atopic dermatitis will be treated with several subcutaneously administered doses of MOR106 for 12 weeks. In accordance with the agreement, MorphoSys and Galapagos continued the ongoing phase 2 IGUANA trial and the phase 1 bridging study during the reporting period. In addition, the initiation of a phase 2 study is planned in the first half of 2019 to evaluate a subcutaneous formulation of

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Group Interim Statement	9

MOR106 in combination with topical corticosteroids in patients with moderate to severe atopic dermatitis. Under the terms of the agreement, Novartis will also explore the potential of MOR106 in indications beyond atopic dermatitis.

MOR103/GSK3196165 was out-licensed to GlaxoSmithKline (GSK). GSK conducted clinical studies of this HuCAL antibody in rheumatoid arthritis (RA) and inflammatory hand osteoarthritis, including a phase 2b study in RA and a phase 2a study in patients suffering from inflammatory hand osteoarthritis. GSK announced in autumn 2018 that it will not pursue further development in hand osteoarthritis. In early 2019, during the presentation of its 2018 consolidated financial statements, GSK announced that it would initiate a phase 3 study of MOR103/GSK3196165 in RA in 2019.

Other programs: In addition to the programs listed above, MorphoSys is pursuing several proprietary programs in earlier phases of research and development.

On March 31, 2019, the number of proprietary therapeutic antibody programs totaled 12, four of which were out-licensed (December 31, 2018: 12 programs, four of which were out-licensed). Five of these programs are in clinical development, one is in pre-clinical development, and six are in the discovery stage.

PARTNERED DISCOVERY

The Partnered Discovery segment comprises the activities and programs in which MorphoSys is contracted by its partners to use its proprietary technology to discover new antibodies. Partners are then responsible for the products’ clinical development and subsequent commercialization with MorphoSys participating in the later development and commercialization success according to predefined milestone payments and royalties. The most advanced partnered program is the Janssen-developed antibody Tremfya® (guselkumab), approved for the treatment of moderate to severe plaque psoriasis in the United States, Canada, the European Union and several other countries, as well as in Japan for the treatment of psoriasis and psoriatic arthritis. Another late-stage program in clinical development is Roche’s antibody gantenerumab, which is being investigated in two phase 3 clinical trials that were initiated in June 2018 to treat patients with early Alzheimer’s disease.

In addition to the treatment of plaque psoriasis, Janssen is developing guselkumab (Tremfya®) for the treatment of pustular psoriasis, pediatric psoriasis, psoriatic arthritis, Crohn’s disease and hidradenitis suppurativa. Janssen announced in mid-January that it had initiated a proof-of-concept phase 2a study with Tremfya® (guselkumab) in patients with moderately to severely active ulcerative colitis, a chronic inflammatory bowel disease. The randomized, double-blinded study is evaluating the efficacy and safety of guselkumab in combination with golimumab compared to monotherapy with guselkumab or golimumab in approximately 210 patients with moderately to severely active ulcerative colitis. In late February 2019, Janssen also announced that it had received U.S .approval for Tremfya® One-Press for adult patients with moderate to severe psoriasis (plaque psoriasis). Tremfya® One-Press is a device that allows patients to subcutaneously self-

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10	Group Interim Statement

administer the drug to provide psoriasis patients with greater convenience in the treatment of their chronic illness.

During the first three months of 2019, the number of therapeutic antibody programs in the Partnered Discovery segment increased to a total of 107 (December 31, 2018: 104). Of these programs, one (Tremfya®) is on the market, 24 were in clinical development, 25 in pre-clinical development and 58 in the discovery stage as of March 31, 2019.

CORPORATE DEVELOPMENTS

On February5, 2019, MorphoSys announced the appointment of David Trexler as President and Member of the Board of Directors of MorphoSys US Inc. effective February 6, 2019. Mr. Trexler will oversee the continued development of MorphoSys’s US subsidiary, with a focus on building commercial capabilities. Mr. Trexler joined MorphoSys from EMD Serono, a subsidiary of Merck KGaA, located in Darmstadt, Germany. There he was responsible, among other things, for the establishment of Merck KGaA’s first commercial organization of the oncology division in the USA and the market launch of the cancer drug avelumab for the treatment of metastatic Merkel cell carcinoma.

On February 19, 2019, Simon Moroney, Chief Executive Officer and co-founder of MorphoSys AG, informed the Company’s Supervisory Board that he had decided not to renew his contract as a member of the MorphoSys AG Management Board. As a result of his decision, Dr. Moroney will step down as CEO on expiry of his current contract on June 30, 2020, or when a successor is appointed, whichever comes sooner.

Human Resources

On March 31, 2019, the MorphoSys Group had 340 employees (December 31, 2018: 329). During the first three months of 2019, the MorphoSys Group employed an average of 340 people.

Key Financial Figures

In the interim statements, MorphoSys reports the key financial figures that are important for the Group’s internal control: revenues, operating expenses, EBIT (defined as earnings before finance income, finance expenses, impairment losses on financial assets and income taxes), segment results and the liquidity position. The presentation of the key financial figures may be expanded accordingly to include material business transactions that affected other line items of the income statement or balance sheet in a given quarter.

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Group Interim Statement	11

Revenues

Revenues in the first quarter increased to € 13.5 million compared to € 2.8 million in the first quarter of the previous year.

Success-based payments including royalties accounted for 81% or € 11.0 million (Q1/2018: 63% or € 1.8 million) of total revenues. From a geographical standpoint, MorphoSys generated 48%, or € 6.5 million, of its commercial revenues from North American-based biotechnology, pharmaceutical and non-profit companies and 52%, or € 7.0 million, respectively, from clients based primarily in Europe and Asia. In the same period of the previous year, these shares were 65% and 35%, respectively. Around 92% of Group revenues were attributable to Janssen, I-Mab Biopharma and LEO Pharma, (Q1/2018: 88% with Janssen, LEO Pharma and Merck Serono).

Operating Expenses

COST OF SALES

The cost of sales in the first three months of 2019 amounted to € 5.0 million (Q1/2018: € 0 million) and included expenses related to services provided in the transfer of projects to customers. Cost of sales also included the manufacturing costs for the fermentation runs of MOR208 that were required for the approval process in the United States. If successfully approved, the material may be used later for commercialization. According to the Group’s accounting policy, these quantities in principle do qualify as inventory. For the time being, this inventory is valued at a net selling price of nil because MOR208 has not yet received market approval. The resulting impairment was accounted for in cost of sales.

RESEARCH AND DEVELOPMENT EXPENSES

In the first three months of 2019, research and development expenses amounted to € 24.7 million (Q1/2018: € 17.2 million). Expenses in this area were largely driven by costs for external laboratory services in the amount of € 11.8 million (Q1/2018: € 6.0 million) as well as personnel expenses in the amount of € 6.8 million (Q1/2018: € 6.0 million). Proprietary development expenses and technology development expenses amounted to € 22.6 million in the first quarter of 2019 (Q1/2018: € 15.5 million).

SELLING EXPENSES

Selling expenses amounted to € 1.7 million in the first three months of 2019 (Q1/2018: € 0.8 million). This item included mainly personnel expenses in the amount of € 1.0 million (Q1/2018: € 0.6 million) and expenses for external services of € 0.5 million (Q1/2018: € 0.1 million).

GENERAL AND ADMINISTRATIVE EXPENSES

In comparison to the same period of the previous year, general and administrative expenses increased to € 5.9 million (Q1/2018: € 3.9 million). This line item mainly

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12	Group Interim Statement

comprised personnel expenses amounting to € 4.3 million (Q1/2018: € 2.8 million) and expenses for external services of € 0.9 million (Q1/2018: € 0.6 million).

Segment Reporting

Q1	Proprietary Development		Partnered Discovery		Unallocated		Group
(in 000’s €)	2019	2018	2019	2018	2019	2018	2019	2018

External Revenues	5,756	194	7,792	2,605	0	0	13,548	2,799
Operating Expenses	(30,765)	(16,082)	(2,311)	(1,967)	(4,180)	(3,838)	(37,256)	(21,887)
Segment Result	(25,009)	(15,888)	5,481	638	(4,180)	(3,838)	(23,708)	(19,088)
Other Income	51	28	0	0	103	258	154	286
Other Expenses	0	0	0	0	(35)	(221)	(35)	(221)
Segment EBIT	(24,958)	(15,860)	5,481	638	(4,112)	(3,801)	(23,589)	(19,023)
Finance Income							942	21
Finance Expenses							(250)	(276)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets							568	(88)
Earnings before Taxes							(22,329)	(19,366)
Income Tax Expenses							(342)	(122)
Net Loss							(22,670)	(19,488)

* Differences due to rounding.

The following overview shows the timing of the satisfaction of performance obligations.

Q1	Proprietary Development		Partnered Discovery
(in 000’s € )	2019	2018	2019	2018

At a Point in Time thereof performance obligations fulfilled in previous periods:
in Proprietary Development € 4.4 million in 2019 and € 0 in 2018 and in Partnered Discovery € 6.6 million in 2019 and € 1.7 million in 2018	5,756	194	7,707	2,541
Over Time	0	0	85	64
Total	5,756	194	7,792	2,605

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Group Interim Statement	13

Liquidity

On March 31, 2019, the Group’s liquidity amounted to € 431.2 million, compared to € 454.7 million on December 31, 2018.

Liquidity is presented in the balance sheet items “cash and cash equivalents”, “financial assets at fair value, with changes recognized in profit or loss” as well as in current and non-current “other financial assets at amortized cost”.

The decline in liquidity resulted primarily from the use of cash for operating activities in the first three months of 2019.

Balance Sheet

As of January 1, 2019, the Group has applied the new standard on leases, IFRS 16. In the 2018 financial year, leases were accounted for in accordance with IAS 17 and the related interpretations (IFRIC 4, SIC 15, SIC 27). As of December 31, 2018, all leases were accounted for as operating leases in accordance with IAS 17.

The first-time application of IFRS 16 as of January 1, 2019 was carried out in accordance with the modified retrospective method. The Group did not retroactively adjust comparative amounts for the 2018 financial year and recognized right-of-use assets in the amount of the lease liabilities on January 1, 2019 in accordance with IFRS 16.C8 (b)(ii). The application of IFRS 16 has a significant impact on the components of the consolidated financial statements, as well as on the presentation of the net assets, financial position and results of operations.

For lessees, IFRS 16 introduces a uniform approach to the accounting treatment of leases, whereby assets for the right of use and liabilities for the payment obligations must be recognized in the balance sheet for all leases. The right of use is initially measured at the present value of the future lease payments plus the initial direct costs and subsequently amortized over the term of the lease. The lease liability is the present value of the lease payments that are paid during the term of the lease. For subsequent measurement, the carrying amount of the lease liabilities is compounded with the interest rate or the incremental borrowing rate underlying the lease and reduced by lease payments made. For low-value lease assets or short-term leases (term less than twelve months), the simplified method is applied. Under this method, the lease payments are recognized as expenses over the term of the lease.

As of January 1, 2019, right-of-use assets and lease liabilities in the amount of approximately € 40.8 million were recognized in the balance sheet. In addition, current prepaid expenses of € 0.4 million resulting from rent paid in advance and non-current prepaid expenses of € 2.1 million were reclassified to right-of-use assets as of January 1, 2019. Furthermore, as of January 1, 2019, current

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14	Group Interim Statement

other liabilities of € 0.1 million and non-current other liabilities of € 0.7 million resulting from deferred rent-free periods were offset against the right-of-use asset. The resulting balance sheet extension led to a decrease in the equity ratio. The first-time adoption of IFRS 16 did not have an impact on equity as of January 1, 2019.

The lease expenses recognized in the statement of income up to and including the 2018 financial year have been replaced by depreciation on assets and interest expenses from the compounding of lease liabilities since January 1, 2019. As a result, the related costs are presented in different line items of the statement of income and differ in their total amount compared to the application of IAS 17. The first-time application of IFRS 16 had no material impact on Group EBIT.

Subsequent Events

On April 1, 2019, MorphoSys established a new Long-Term Incentive Plan (LTI Plan) and a Stock Option Plan (SOP Plan) for the Management Board, Senior Management Group and certain employees of the Company who are not members of the Senior Management Group. In addition, five employees at MorphoSys US Inc. were granted an LTI Plan as of April 1, 2019.

April 1, 2019 marked the end of the four-year vesting period for the 2015 Long-Term Incentive Plan. The Management Board, former Management Board members, the Senior Management Group as well as former members of the Senior Management Group who have since left the Company now have the option within six months to receive a total of 19,815 shares, 9,796 shares, 18,798 shares and 3,919 shares, respectively.

At the beginning of April 2019, MorphoSys AG issued a guarantee in the amount of US $ 750,000 in favor of MorphoSys US Inc. to a landlord of a property in Boston.

The agenda for MorphoSys’s ordinary Annual General Meeting (AGM), which will take place on May 22, 2019, has been published in the Federal Gazette (Bundesanzeiger) on April 10, 2019. MorphoSys’s Supervisory Board has nominated Sharon Curran as candidate to be elected as new additional Supervisory Board member at the Company’s AGM. Furthermore, the Supervisory Board will propose the re-election of Krisja Vermeylen, whose term of office would expire with the conclusion of the AGM 2019.

On April 15, 2019, MorphoSys announced that its licensee Janssen has further expanded the clinical development of Tremfya® into familial adenomatous polyposis (FAP), a disease of the gastrointestinal tract. Janssen has initiated a phase 1b proof-of-concept clinical trial of guselkumab in patients with FAP, a dominantly inherited disorder characterized by the early onset of polyps throughout the colon which may develop into colon cancer, if not treated. In

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Group Interim Statement	15

connection with the start of clinical development in FAP, MorphoSys received a milestone payment from Janssen. Financial details were not disclosed.

On April 23, 2019, MorphoSys, Galapagos and Novartis announced the initiation of GECKO, a Phase 2 study testing a subcutaneous formulation of MOR106 in combination with topical corticosteroids in patients with moderate to severe atopic dermatitis. The GECKO trial aims to randomize 60 patients who receive either a dose of MOR106 or placebo subcutaneously for 8 weeks, together with topical steroids, with a 16 week follow-up period. Recruitment will take place in the U.S. and Canada, and the study is intended to serve as an IND opener with the U.S. FDA.

On April 29, 2019, MorphoSys and I-Mab announced the start of a phase 3 clinical study in Taiwan to evaluate MorphoSys’s investigational human CD38 antibody MOR202/TJ202 in combination with lenalidomide in patients with relapsed or refractory multiple myeloma. The dosing of the first patient triggered a milestone payment of USD 3 million to MorphoSys.

In April, Merck Serono informed that the joint co-development and licensing agreement will be terminated in the second quarter of 2019. The collaboration between Merck Serono and MorphoSys comprised programs in early discovery.

Also in April, tafasitamab has been selected by WHO as the recommended International Nonproprietary Name (INN) for MOR208 and has now also been assigned by the United States Adopted Names (USAN) Council as nonproprietary name in the U.S.

No further events that require reporting have arisen in addition to those above.

Financial Guidance

MorphoSys’s current financial guidance for the 2019 financial year was published on March 13, 2019, and remains unchanged. The Group expects revenues for full-year 2019 in the range of € 43 million to € 50 million. R&D expenses for proprietary programs and technology development are expected to reach € 95 million to € 105 million. The Group expects EBIT of € -127 million to € -137 million. This guidance does not take into account revenues from future collaborations and/or licensing partnerships.

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16	Group Interim Statement

Consolidated Statement of Profit or Loss (IFRS) – (unaudited)

in €	Q1 2019	Q1 2018

Revenues	13,548,271	2,798,793
Operating Expenses
Cost of Sales	(4,969,800)	0
Research and Development	(24,692,485)	(17,168,233)
Selling	(1,674,843)	(840,496)
General and Administrative	(5,918,536)	(3,878,354)
Total Operating Expenses	(37,255,664)	(21,887,083)
Other Income	154,413	286,489
Other Expenses	(34,737)	(220,933)
Earnings before Interest and Taxes (EBIT)	(23,587,717)	(19,022,734)
Finance Income	941,850	21,225
Finance Expenses	(249,621)	(276,260)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	568,000	(88,000)
Income Tax Expenses	(342,003)	(122,242)
Consolidated Net Loss	(22,669,491)	(19,488,011)
Earnings per Share, basic and diluted	(0.72)	(0.67)
Shares Used in Computing Earnings per Share, basic and diluted	31,558,962	29,101,118

MorphoSys – I/2019

Group Interim Statement	17

Consolidated Balance Sheet (IFRS)

in €	March 31, 2019 (unaudited)	Dec. 31, 2018 (audited)

ASSETS
Current Assets
Cash and Cash Equivalents	48,520,190	45,459,836
Financial Assets at Fair Value through Profit or Loss	37,452,355	44,581,264
Other Financial Assets at Amortized Cost	249,421,783	268,922,724
Accounts Receivable	20,352,148	17,732,933
Income Tax Receivables	164,594	161,048
Other Receivables	848,339	147,449
Inventories, Net	240,138	245,161
Prepaid Expenses and Other Current Assets	10,017,410	11,654,880
Total Current Assets	367,016,957	388,905,295
Non-current Assets
Property, Plant and Equipment, Net	3,285,178	3,530,709
Right-of-Use Assets, net	41,973,754	0
Patents, Net	3,699,969	3,938,739
Licenses, Net	2,499,545	2,526,829
In-process R&D Programs	37,019,370	37,019,370
Software, Net	156,309	203,807
Goodwill	3,676,233	3,676,233
Other Financial Assets at Amortized Cost, Net of Current Portion	95,811,922	95,749,059
Shares at Fair Value through Other Comprehensive Income	232,000	232,000
Prepaid Expenses and Other Assets, Net of Current Portion	934,245	2,981,716
Total Non-current Assets	189,288,525	149,858,462
Total Assets	556,305,482	538,763,757

MorphoSys – I/2019

18	Group Interim Statement

in €	March 31, 2019 (unaudited)	Dec. 31, 2018 (audited)

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable and Accruals	43,666,450	44,760,615
Current Portion of Lease Liabilities	2,016,946	0
Tax Provisions	208,034	208,034
Other Provisions	201,930	160,411
Current Portion of Contract Liability	1,286,752	794,230
Total Current Liabilities	47,380,112	45,923,290
Non-current Liabilities
Lease Liabilities, Net of Current Portion	38,264,535	0
Other Provisions, Net of Current Portion	23,166	23,166
Contract Liability, Net of Current Portion	340,798	158,024
Convertible Bonds due to Related Parties	71,517	71,517
Deferred Tax Liability	3,849,093	3,507,233
Other Liabilities, Net of Current Portion	0	707,893
Total Non-current Liabilities	42,549,109	4,467,833
Total Liabilities	89,929,221	50,391,123

Stockholders’ Equity
Common Stock	31,839,572	31,839,572
Ordinary Shares Issued (31,839,572 and 31,839,572 for 2019 and 2018, respectively)
Ordinary Shares Outstanding (31,559,313 and 31,558,536 for 2019 and 2018, respectively)
Treasury Stock (280,259 and 281,036 shares for 2018 and 2017, respectively), at Cost	(10,370,055)	(10,398,773)
Additional Paid-in Capital	620,567,114	619,908,453
Other Comprehensive Income Reserve	(225,151)	(210,890)
Accumulated Deficit	(175,435,219)	(152,765,728)
Total Stockholders’ Equity	466,376,261	488,372,634
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	556,305,482	538,763,757

MorphoSys – I/2019

Group Interim Statement	19

Consolidated Statement of Changes in

Stockholders’ Equity (IFRS) – (unaudited)

	Common Stock
	Shares	€

Balance as of December 31, 2017	29,420,785	29,420,785

Application of IFRS 9	0	0

Application of IFRS 15	0	0

Balance as of January 1, 2018	29,420,785	29,420,785

Compensation Related to the Grant of Stock Options, Convertible Bonds and Performance Shares	0	0

Transfer of Treasury Stock to Members of the Management Board	0	0

Reserves:

Consolidated Net Loss	0	0

Total Comprehensive Income	0	0

Balance as of March 31, 2018	29,420,785	29,420,785

Balance as of January 1, 2019	31,839,572	31,839,572

Compensation Related to the Grant of Stock Options and Performance Shares	0	0

Transfer of Treasury Stock to Related Parties	0	0

Reserves:

Foreign Currency Losses from Consolidation	0	0

Consolidated Net Loss	0	0

Total Comprehensive Income	0	0

Balance as of March 31, 2019	31,839,572	31,839,572

MorphoSys – I/2019

20	Group Interim Statement

Treasury Stock Shares €		Additional Paid-in Capital €	Revaluation Reserve €	Other Comprehensive Income Reserve €	Accumulated Deficit €	Total Stockholders’ Equity €

319,678	(11,826,981)	438,557,856	(105,483)	0	(97,375,138)	358,671,039
0	0	0	105,483	0	(353,483)	(248,000)
0	0	0	0	0	1,135,014	1,135,014
319,678	(11,826,981)	438,557,856	0	0	(96,593,607)	359,558,053

0	0	541,633	0	0	0	541,633
(291)	10,755	(10,755)	0	0	0	0

0	0	0	0	0	(19,488,011)	(19,488,011)
0	0	0	0	0	(19,488,011)	(19,488,011)
319,387	(11,816,226)	439,088,734	0	0	(116,081,618)	340,611,675
281,036	(10,398,773)	619,908,453	0	(210,890)	(152,765,728)	488,372,634
0	0	687,379	0	0	0	687,379
(777)	28,718	(28,718)	0	0	0	0

0	0	0	0	(14,261)	0	(14,261)
0	0	0	0	0	(22,669,491)	(22,669,491)
0	0	0	0	(14,261)	(22,669,491)	(22,683,752)
280,259	(10,370,055)	620,567,114	0	(225,151)	(175,435,219)	466,376,261

MorphoSys – I/2019

Group Interim Statement	21

Consolidated Statement of Cash Flows (IFRS) – (unaudited)

For the Period Ended March 31, (in €)	2019	2018

Operating Activities:
Consolidated Net Loss	(22,669,491)	(19,488,011)
Adjustments to Reconcile Net Loss to Net Cash Provided by / (Used in) Operating Activities:
Depreciation and Amortization of Tangible and Intangible Assets and of Right-of-Use Assets	1,534,402	965,320
Net (Gain) / Loss on Sales of Financial Assets at Fair Value through Profit or Loss	(227,947)	-84,558
(Income) from Reversals of Impairment Losses / Impairment Losses on Financial Assets	(568,000)	88,000
Proceeds from Derivative Financial Instruments	142,677	(266,544)
Net (Gain) / Loss on Derivative Financial Instruments	(586,890)	219,737
Net (Gain) / Loss on Sale of Property, Plant and Equipment	3,529	(23,140)
Recognition of Contract Liability	(1,196,683)	(167,373)
Share-based Payment	687,379	541,633
Income Tax Expense	342,003	122,242
Changes in Operating Assets and Liabilities:
Accounts Receivable	(2,619,215)	(1,836,599)
Prepaid Expenses and Other Assets, Tax Receivables and Other Receivables	901,733	(1,983,592)
Accounts Payable and Accruals, Lease Liabilities, Tax Provisions and Other Provisions	(749,136)	(3,021,903)
Other Liabilities	6,634	(1,195,279)
Contract Liability	1,871,980	381,214
Income Taxes Paid	(3,689)	(67,622)
Net Cash Provided by / (Used in) Operating Activities	(23,130,714)	(25,816,475)

MorphoSys – I/2019

22	Group Interim Statement

For the Period Ended March 31, (in €)	2019	2018

Investing Activities:
Purchase of Financial Assets at Fair Value through Profit or Loss	0	(13,500,000)
Proceeds from Sales of Financial Assets at Fair Value through Profit or Loss	7,356,761	19,500,000
Purchase of Other Financial Assets at Amortized Cost	(5,000,000)	(29,000,000)
Proceeds from Sales of Other Financial Assets at Amortized Cost	24,987,872	29,999,893
Purchase of Property, Plant and Equipment	(241,447)	(383,039)
Proceeds from Disposals of Property, Plant and Equipment	0	23,445
Purchase of Intangible Assets	(74,579)	(44,245)
Interest Received	12,128	48,799
Net Cash Provided by / (Used in) Investing Activities	27,040,735	6,644,853

Financing Activities:
Principal Elements of Lease Payments	(629,966)	0
Interest Paid	(225,559)	0
Net Cash Provided by / (Used in) Financing Activities	(855,525)	0
Effect of Exchange Rate Differences on Cash	5,858	0
Increase / (Decrease) in Cash and Cash Equivalents	3,060,354	(19,171,622)
Cash and Cash Equivalents at the Beginning of the Period	45,459,836	76,589,129
Cash and Cash Equivalents at the End of the Period	48,520,190	57,417,507

MorphoSys – I/2019

Konzern-Zwischenmitteilung

Imprint

MorphoSys AG

Semmelweisstr. 7

82152 Planegg

Germany

Tel.:         +49-89-89927-0

Fax:          +49-89-89927-222

Email:      info@morphosys.com

Website:                www.morphosys.de

Corporate Communications and Investor Relations

Tel.:       +49-89-89927-404

Fax:        +49-89-89927-5404

Email:    investors@morphosys.com

Published on May 7, 2019

This quarterly statement is also available in German and may be downloaded from the Company’s website (PDF). For better readability, the masculine form has been used in this report equally to all genders.

Concept and Design

3st kommunikation GmbH, Mainz

Translation

Klusmann Communications, Niedernhausen

Produced in-house using firesys.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, Ylanthia®, 100 billion high potentials®, arYla®, CysDisplay®, RapMAT®, LanthioPep®, Lanthio Pharma® and Slonomics® are registered trademarks of the MorphoSys Group. Tremfya® is a registered trademark of Janssen Biotech, Inc.

MorphoSys – I/2019

Financial Calendar 2019

MARCH 13, 2019	PUBLICATION OF 2018 YEAR-END RESULTS
MAY 7, 2019	PUBLICATION OF FIRST QUARTER INTERIM STATEMENT 2019
MAY 22, 2019	2019 ANNUAL GENERAL MEETING
AUGUST 6, 2019	PUBLICATION OF 2019 HALF-YEAR REPORT
OCTOBER 29, 2019	PUBLICATION OF THIRD QUARTER INTERIM STATEMENT 2019

MorphoSys AG

Semmelweisstr. 7

82152 Planegg

Germany

Tel.: +49-89-89927-0

Fax: +49-89-89927-222

www.morphosys.com